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   As filed with the Securities and Exchange Commission on November 13, 2002
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           ------------------------

                                Schedule TO/A
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                              (Amendment No. 1)

              The Emerging Markets Telecommunications Fund, Inc.
                     (Name of Subject Company (issuer))

              The Emerging Markets Telecommunications Fund, Inc.
                (Names of Filing Persons (offerer and issuer))

                  Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                                290890102
                    (CUSIP Number of Class of Securities)

                           Michael A. Pignataro
                          Chief Financial Officer
             The Emerging Markets Telecommunications Fund, Inc.
                           466 Lexington Avenue
                                16th Floor
                         New York, New York 10017
                               (212) 875-3500

       (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                With a copy to:

                           Daniel Schloendorn, Esq.
                           Willkie Farr & Gallagher
                              787 Seventh Avenue
                        New York, New York 10019-6099

                          Calculation of Filing Fee

================================================================================
Transaction Valuation                          Amount of Filing Fee
--------------------------------------------------------------------------------
$10,495,726(a)                                       $966(b)
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(a)  Calculated as the aggregate maximum purchase price to be paid for
     1,617,215 shares in the offer, based upon a price per share of $6.49, which represents 95% of the net asset value per share at October 4,2002.

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(b)  Calculated as the Transaction Valuation multiplied by 0.000092.

[x] Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $966
     Form or Registration No. Schedule TO
     Filing Party: The Emerging Markets Telecommunications Fund, Inc. Date Filed: October 8, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]
================================================================================


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       This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on October 8, 2002, by The Emerging Markets Telecommunications Fund, Inc., a Maryland corporation (the "Fund"), relating to the offer by the Fund to purchase for cash up to 1,617,215 of the Fund's issued and outstanding shares of Common Stock, par value $0.001 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule TO (the "Tender Offer").

       The Schedule TO is hereby amended and supplemented by adding the following:

       A total of 5,674,043 shares of the Fund's Common Stock were tendered in the Tender Offer, prior to the expiration of the Tender Offer at 5:00 p.m., New York City time, on November 6, 2002. The Fund accepted 1,617,215 shares of Common Stock for payment at a price of $6.53 per share. On a pro-rated basis, 28.50% of the shares of Common Stock tendered by each tendering stockholder were accepted for payment.

       Reference is hereby made to the press release issued by the Fund on November 6, 2002 a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference and the press release issued by the Fund on November 13, 2002 a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 12.       EXHIBITS.

Exhibit (a)(9)      Text of Press Release issued by The Emerging Markets
                    Telecommunications Fund, Inc. on November 6, 2002.

Exhibit (a)(10)     Text of Press Release issued by The Emerging Markets
                    Telecommunications Fund, Inc. on November 13, 2002.



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                                  SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   THE EMERGING MARKETS
                                                   TELECOMMUNICATIONS FUND, INC.


                                                   By: /s/ Michael A. Pignataro
                                                       ------------------------
                                                       Michael A. Pignataro
                                                       Chief Financial Officer

Date: November 13, 2002



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                               EXHIBIT INDEX

The following item is hereby added to the Exhibit Index:

     EXHIBIT NO.                    EXHIBIT DESCRIPTION

Exhibit (a)(9)            Text of Press Release issued by The Emerging Markets
                          Telecommunications Fund, Inc. on November 6, 2002.

Exhibit (a)(10)           Text of Press Release issued by The Latin America
                          Investment Fund, Inc. on November 13, 2002.